Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "HOBBYDB CORP.", FILED IN THIS OFFICE ON THE FIRST DAY OF OCTOBER, A.D. 2013, AT 10:52 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5408226 8100

131151858

AUTHENTICATION: 0787679

DATE: 10-03-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:59 PM 10/01/2013
FILED 10:52 PM 10/01/2013
SRV 131151858 - 5408226 FILE

CERTIFICATE OF INCORPORATION
OF
HOBBYDB CORP.

The undersigned incorporator, in order to form a corporate entity under the General Corporation Law of the State of Delaware ("**DGCL**"), hereby sets forth the following Certificate of Incorporation:

I.

The name of this corporation is hobbyDB Corp. (this "**Corporation**").

II.

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, and the name of the Corporation's registered agent in the State of Delaware at such address is The Corporation Trust Company.

III.

This Corporation's purpose is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

IV.

This Corporation is authorized to issue one class of stock, to be designated "Common Stock." The total number of shares of Common Stock presently authorized is ten million (10,000,000), each having a par value of one-tenth of one cent ($0.001).

V.

A. The management of the business and the conduct of the affairs of this Corporation is vested in this Corporation's board of directors (the "**Board**"). The number of directors which constitutes the whole Board will be fixed by the Board in the manner provided in this Corporation's bylaws, as such may be amended or restated from time to time (the "**Bylaws**").

B. Elections of directors to serve on the Board need not be by written ballot unless the Bylaws so provide.

C. Subject to any additional vote required by the DGCL or this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the provisions of the Bylaws.

VI.

A.   To the fullest extent permitted by law, a director serving on the Board will not be personally liable to this Corporation or this Corporation's stockholders for monetary damages for breach of a fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors serving on the Board, then the liability of all such directors will be eliminated or limited to the fullest extent permitted by the DGCL or any other law of the State of Delaware as so amended.

B.   Any amendment, repeal or modification of the foregoing provisions of this Article VI by this Corporation's stockholders will not adversely affect any right or protection afforded to a director having served or then-serving on the Board existing at the time of, or increase the liability of any director having served or then-serving on the Board with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VII.

A.   To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) this Corporation's directors, officers and agents (and any other persons to which the DGCL permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

B.   Any amendment, repeal or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any of this Corporation's directors, officers or other agents existing at the time of, or increase the liability of any of this Corporation's directors, officers or other agents with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

VIII.

The name and mailing address of the sole incorporator of this Corporation is Christian Braun, 1050 Walnut Street, Suite 202, Boulder, CO 80302.

IX.

Subject to any additional vote required by the DGCL or this Certificate of Incorporation, this Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on October 1, 2013.

By:/s/ Christian Braun
Name: Christian Braun, Sole Incorporator